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[AEGON LOGO APPEARS HERE]

                                                                         542233

                                                                   PRESS RELEASE


STOCK FRACTION INTERIM DIVIDEND 2002 AEGON N.V. DETERMINED AT 1/33

On 8 August 2002 AEGON N.V. declared an interim dividend for the fiscal year 2002 of EUR 0.37 per common share of EUR 0.12 par value, or a fraction of a common share of EUR 0.12 par value. Using the average price on the Euronext Amsterdam over the period from 10 September 2002 up to and including 16 September 2002, the stock fraction was determined at 1/33 share. The value of the interim dividend in shares will be approximately equal to that of the interim dividend in cash.

Shareholders have already made their choice between receiving the interim dividend entirely in cash or entirely in stock to be paid out of the paid-in surplus (free of dividend withholding tax in the Netherlands) or, if so required, out of the net income of the first half of 2002.

For shareholders who opted for payment entirely in cash, the dividend will be made payable as from 20 September 2002 at several paying agency banks.

Shareholders of common shares who opted for payment in shares will receive one common share of EUR 0.12 par value upon surrender of 33 dividend coupons number
5. Each of the shares will partially benefit from the 2002 results and fully from those of subsequent years. Coupons must be submitted to N.V. Nederlandsch Administratie- en Trustkantoor (NEDAMTRUST), Herengracht 420, 1017 BZ Amsterdam, the Netherlands.

Rights to the interim dividend payment in cash or in stock will be made available to holders of CF-certificates through those institutions which have been acting as custodians of the coupon sheets for their shares at the close of business on 9 August 2002. Holders of New York shares will be contacted by AEGON's US Transfer Agent, Citibank.

The Hague, 16 September 2002


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Inquiries:

AEGON N.V.
Group Communications                        Investor Relations
Phone: +31 70 344 83 44                     Phone: +31 70 344 83 05

Internet: www.aegon.com